Exhibit 3.  Management's Discussion and Analysis

BELZBERG TECHNOLOGIES INC
Management's Discussion and Analysis
for the six months ended June 30, 2002
--------------------------------------------------------------------------------

The following discussion and analysis provides a review of Belzberg's results for the second quarter of 2002 compared to the second quarter of 2001. This discussion should be read in conjunction with the unaudited consolidated interim financial statements and related notes in the quarterly report and the MD&A, consolidated financial statements and related notes in Belzberg's annual report for the year ended December 31, 2001. All monetary amounts are reported in Canadian dollars.

General

Belzberg Technologies Inc. is a leading provider of exchange connectivity, trade execution, order management, and routing software for the financial industry. In addition to its technology, through one of its wholly owned subsidiaries, an agency-only broker-dealer, Belzberg offers low cost trade execution. The Company's customers include broker-dealers and their customers, who use Belzberg's trading software to buy and sell equities and stock options on a variety of stock exchanges, Electronic Communications Networks (ECNs), or Nasdaq market maker trade management systems. Belzberg products enable traders to execute and manage large volumes of transactions at high speed, and with great reliability and security.

Financial Summary and Results of Operations

Belzberg Technologies Inc.
Consolidated Statements of Operations
----------------------------------------------------------------------------------------------------------------------------
                                                          Three months ended                       Six months ended
                                                               June 30,                                June 30,
($000's except per share information)                  2002                2001                2002                2001
----------------------------------------------------------------------------------------------------------------------------

Revenue                                          $         7,817     $         6,444     $        14,919     $        10,994
Cost of revenue                                            4,069               2,398               7,716               4,013
----------------------------------------------------------------------------------------------------------------------------
Gross Margin                                               3,748               4,046               7,203               6,981
Operating Expenses                                         3,732               4,031               7,571               6,919
----------------------------------------------------------------------------------------------------------------------------
Operating earnings (loss) from continuing
     operations before undernoted items                       16                  15                (368)                 62
        Amortization                                         532                 443               1,021                 843
        Interest expense, net                                 49                  56                 164                  74
        Foreign exchange loss (gain)                         237                 190                 243                 (56)
        Restructuring charges                               --                  --                   843                --
----------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations
     before income taxes                                    (802)               (674)             (2,639)               (799)
Income taxes                                                  24                --                    41                   9
----------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                             (826)               (674)             (2,680)               (808)
Loss from discontinued operations                           --                  (282)               --                  (531)
----------------------------------------------------------------------------------------------------------------------------
Net loss                                         $          (826)    $          (956)    $        (2,680)    $        (1,339)
============================================================================================================================

Basic and diluted loss per share
-from continuing operations                      $         (0.07)    $         (0.06)    $         (0.24)    $         (0.07)
-from discontinued operations                               --                 (0.03)               --                 (0.05)
----------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per common share          $         (0.07)    $         (0.09)    $         (0.24)    $         (0.12)
============================================================================================================================

Numbers may not total due to rounding

BELZBERG TECHNOLOGIES INC
Management's Discussion and Analysis
for the six months ended June 30, 2002
--------------------------------------------------------------------------------

                                    Revenues

                                                      For the three months ended June 30,

                                  2002                                                        2001

               Subscription    Transaction                                 Subscription    Transaction
($000's)           Fees           Fees           Other         Total           Fees           Fees           Other       Total
------------------------------------------------------------------------------------------------------------------------------------

   Canada      $      1,650   $        589   $        163   $      2,402   $      1,714   $        191   $        357    $     2,262

       US             1,023          4,334             58          5,415          1,016          2,988            178          4,182
------------------------------------------------------------------------------------------------------------------------------------
    Total      $      2,673   $      4,923   $        221   $      7,817   $      2,730   $      3,179   $        535   $      6,444
====================================================================================================================================

                                                      For the six months ended June 30,

                                  2002                                                        2001

               Subscription    Transaction                                 Subscription    Transaction
($000's)           Fees           Fees           Other         Total           Fees           Fees           Other       Total
------------------------------------------------------------------------------------------------------------------------------------

   Canada      $      3,377   $      1,032   $        366   $      4,775   $      3,164   $        465   $        559    $     4,188

       US             2,148          7,891            105         10,144          2,009          4,480            317          6,806
------------------------------------------------------------------------------------------------------------------------------------
    Total      $      5,525   $      8,923   $        471   $     14,919   $      5,173   $      4,945   $        876    $    10,994
====================================================================================================================================

Gross revenue increased from $6.4 million in the second quarter of 2001 to $7.8 million in the second quarter of 2002, an increase of 21%. Subscription fee revenue, which is based on customers paying a fixed monthly fee for each terminal connected to the Belzberg Gateway, was flat at $2.7 million in the second quarters of 2002 and 2001 and accounted for 34% of total revenues in the second quarter of 2002 as compared to 42% of total revenues in the second quarter of 2001. Transaction fee revenue, which includes both customers paying a fee per transaction routed through the Belzberg Gateway and where applicable a commission fee for trades executed through the floor brokerage operation, increased by 55% in the second quarter of 2002 to $4.9 million as compared to $3.2 million in the second quarter of 2001 and accounted for 63% of total revenues in the second quarter of 2002 as compared to 49% of total revenues in the second quarter of 2001. Revenue growth occurred in both the Canadian and US operations.

BELZBERG TECHNOLOGIES INC
Management's Discussion and Analysis
for the six months ended June 30, 2002
--------------------------------------------------------------------------------

                          Gross Profit and Gross Margin

                                                           For the three months ended              For the six months ended
                                                                    June 30,                               June 30,
($000's)                                                    2002                2001                2002                2001
----------------------------------------------------------------------------------------------------------------------------
Revenue                                          $         7,817     $         6,444     $        14,919     $        10,994
Cost of Revenue                                            4,069               2,398               7,716               4,013
----------------------------------------------------------------------------------------------------------------------------
Gross Profit                                     $         3,748     $         4,046     $         7,203     $         6,981
============================================================================================================================

Gross Margin %                                                48%                 63%                 48%                 63%


Gross margin as a percentage of sales declined to 48% in the second quarter of 2002, from 63% in the second quarter of 2001. The decline in margin is attributable to headcount additions in trading and support in 2002 as compared to 2001 as well as the increased costs from expanded capacity and connectivity to new markets in 2002 as compared to 2001.


                               Operating Expenses

                                                           For the three months ended              For the six months ended
                                                                    June 30,                               June 30,
($000's)                                                    2002                2001                2002                2001
----------------------------------------------------------------------------------------------------------------------------
Sales and marketing                              $         1,083     $         1,215     $         1,972     $         2,345
Research and development                                     959                 786               1,863               1,553
Government assistance                                       (218)               --                  (218)               --
Administration                                             1,908               2,030               3,652               3,021
Non-recurring Philadelphia expenses                         --                  --                   302                --
----------------------------------------------------------------------------------------------------------------------------
Total operating expenses                         $         3,732     $         4,031     $         7,571     $         6,919
============================================================================================================================


Sales and Marketing Expenses

Sales and marketing expenses decreased by $0.1 million or 11% to $1.1 million in the second quarter of 2002 as compared to $1.2 million in the second quarter of 2001. The reduced expense is mainly due to a reduction in certain marketing consulting costs and a reduction in advertising and promotional expenses in the second quarter of 2002 as compared to the second quarter of 2001.

Research and Development Expenses

Research and development expenses increased by $0.2 million or 22% to $1.0 million in the second quarter of 2002 as compared to $0.8 million in the second quarter of 2001. The increased expense is primarily due to headcount additions as the Company continues to expand its product capabilities and connectivity to additional markets.

Government Assistance

In the second quarter of 2002, the Company recognized a recovery of $0.2 million against research and development expenses relating to additional scientific research and developmental assistance for the 1999 taxation year following a successful appeal to Canada Customs and Revenue Agency of the original assessment. The additional scientific research and developmental assistance will be reimbursed in cash and is currently recognized as a government assistance receivable.

BELZBERG TECHNOLOGIES INC
Management's Discussion and Analysis
for the six months ended June 30, 2002
--------------------------------------------------------------------------------

Administration Expenses

Administration expenses decreased by $0.1 million or 6% to $1.9 million in the second quarter of 2002 as compared to $2.0 million in the second quarter of 2001. The primary factors that contributed to the decrease were a decrease in professional fees, shareholder communication costs and bad debt expenses in the second quarter of 2002 partially offset by an increase in headcount additions and an increase in the costs of the core communication infrastructure in the second quarter of 2002.

Non-Recurring Philadelphia Expenses

Non - recurring Philadelphia expenses relate primarily to the salaries and office rental costs of the Philadelphia operation incurred in the first quarter of 2002 prior to the decision to close the office on March 1, 2002. (refer to "Restructuring Charges" below).


                                 Other Expenses

                                                           For the three months ended              For the six months ended
                                                                    June 30,                                June 30,
($000's)                                                    2002                2001                2002                2001
----------------------------------------------------------------------------------------------------------------------------
Amortization of capital assets                       $       532         $       413         $     1,021         $       782
Amortization of goodwill                                    --                    30                --                    61
Interest expense, net                                         49                  56                 164                  74
Restructuring charges                                       --                  --                   843                --
Foreign exchange loss (gain)                                 237                 190                 243                 (56)
----------------------------------------------------------------------------------------------------------------------------
Other expenses, net                                  $       818         $       689         $     2,271         $       861
============================================================================================================================


Amortization of Capital Assets

Amortization of capital assets increased by $0.1 million or 29% to $0.5 million in the second quarter of 2002 as compared to $0.4 million in the second quarter of 2001. The increase in the second quarter of 2002 is a reflection of the increased capital asset expenditures.

Amortization of Goodwill

The Company has adopted the Canadian Institute of Chartered Accountants ("CICA") new Handbook Section 3062, Goodwill and Other Intangible Assets. Effective January 1, 2002 goodwill is no longer required to be amortized but will be subject to an annual impairment test in accordance with the provisions of this Section. The Company has completed its transitional impairment test and concluded that no goodwill impairment charge needs to be recorded.

BELZBERG TECHNOLOGIES INC
Management's Discussion and Analysis
for the six months ended June 30, 2002
--------------------------------------------------------------------------------


Net Interest Expense

Net Interest expense decreased by $7,000 to $49,000 in the second quarter of 2002 as compared to $56,000 in the second quarter of 2001. The decrease resulted from interest penalties in the second quarter of 2001 not incurred in the second quarter of 2002, offset by interest on the bank loan in the second quarter of 2002 not incurred in the second quarter of 2001 and a reduction in interest income in the second quarter of 2002 as compared to the second quarter of 2001.

Restructuring Charges

On March 1, 2002, the Company closed its Philadelphia office and ended its relationship with its President and other employees. The Company recorded a restructuring charge of $0.8 million relating to employee severance and lease termination costs.

Foreign Exchange loss (gain)

The Company incurred a foreign exchange loss of $0.2 million in both the second quarter of 2002 and 2001 as a result of the appreciation of the Canadian dollar against the U.S. dollar. The Company does not, at present, hedge the risks associated with fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and may be exposed in the future to adverse fluctuations between these exchange rates.

Net Loss from Continuing Operations

A net loss from continuing operations of $0.8 million was incurred for the quarter ended June 30, 2002 as compared to a net loss from continuing operations of $0.7 million in the comparable quarter of 2001. Basic and diluted loss per share from continuing operations for the quarter ended June 30, 2002 was $0.07 as compared to a loss of $0.06 per share from continuing operations for the second quarter of 2001.



                         Liquidity and Capital Resources

Cash flow generated from operations was negative $0.7 million in the second quarter of 2002 compared to positive $0.6 million in the second quarter of 2001.

The Company utilized $0.4 million of cash for investing activities in the second quarter of 2002 as compared to $0.1 million for the second quarter of 2001. Investing activities in the second quarter of 2002 consisted of cash utilized for the acquisition of capital assets of $0.4 million as compared to cash utilized of $0.8 million for the acquisition of capital assets in the second quarter of 2001 offset by net cash acquired of $0.7 million from the acquisition of Robert C. Sheehan & Associates, Inc. in the second quarter of 2001.

The Company generated $12.5 million of cash from financing activities in the second quarter of 2002 as compared to utilizing $0.3 million for the second quarter of 2001. Financing activities in the second quarter of 2002 included a private placement with net proceeds of $13.1 million, a repurchase of common shares of $0.1 million, repayment of capital lease obligations of $0.4 million and repayment of a bank loan of $0.1 million. Financing activities in the second quarter of 2001 included repayment of capital lease obligations of $0.3 million

BELZBERG TECHNOLOGIES INC
Management's Discussion and Analysis
for the six months ended June 30, 2002
--------------------------------------------------------------------------------


As at June 30, 2002, the Company had cash and short-term investments amounting to $16.4 million, and had working capital of $16.2 million. The Company believes that its current cash resources and cash flow from operations will be sufficient to meet its normal working capital and capital expenditure requirements for the current year.


                                Private Placement

On June 21, 2002, the Company issued 2,730,000 common shares and 682,504 share purchase warrants upon exercise of the special warrants pursuant to the private placement dated April 16, 2002.

 In addition, the Company issued to the underwriters compensation options which entitle the holders to purchase 177,450 units, consisting of one common share and one-quarter of one share purchase warrant of the Company, at a price of $5.25 per unit expiring October 16, 2003. Each whole share purchase warrant will entitle the holder to purchase an additional common share of the Company at a price of $5.50 per share expiring October 16, 2003.